1934 Act Registration No. 1-14696

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2006

China Mobile (Hong Kong) Limited

(Translation of registrant’s name into English)

60/F The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	2005 Announcement of Final Results, dated March 16, 2006

1.2	Announcement regarding Change of Directorships, dated March 16, 2006

1.3	Proposed Change of Company Name, dated March 16, 2006

FORWARD-LOOKING STATEMENTS

The announcement constituting Exhibit 1.1 contains certain forward-looking statements that are, by their nature, subject to significant risks and uncertainties, including those risks and uncertainties described under “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2004. These forward looking statements include, without limitation, statements relating to our business strategies, network expansion plans and related capital expenditure plans, the planned development of new mobile technologies and other technologies and related applications, the expected impact of tariff changes on our business, financial condition and results of operations, the expected impact of new services on our business, financial condition and results of operations, and future developments in the telecommunications industry in Mainland China, including the restructuring of the industry and changes in government policies. The words “anticipate”, “believe”, “estimate”, “expect”, “intend” and similar expressions, as they relate to us, are intended to identify certain of such forward-looking statements. We do not intend to update these forward-looking statements.

These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory policies of the Ministry of Information Industry of China and other relevant government authorities, which could affect, among other things, the granting of requisite government approvals, licenses and permits, interconnection and transmission line arrangements, tariff policies, capital investment priorities, and spectrum allocation;

•	the effect of competition on the demand for and price of our services;

•	changes in mobile telephony and related technologies, which could affect the viability and competitiveness of our mobile telecommunications networks; and

•	changes in political, economic, legal and social conditions in Mainland China, including, without limitation, the Chinese government’s policies with respect to new entrants in the telecommunications industry, the entry of foreign companies into China’s telecommunications market and China’s economic growth.

2

In addition, our future network expansion and other capital expenditure and development plans are dependent on numerous factors, including, among others:

•	our ability to obtain adequate financing on acceptable terms;

•	the adequacy of currently available spectrum or the availability of additional spectrum;

•	the availability of transmission lines and equipment, and the availability of the requisite number of sites for locating network equipment, on reasonable commercial terms;

•	our ability to develop or obtain new technology and related applications; and

•	the availability of qualified management and technical personnel.

We do not intend to update these forward-looking statements.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE (HONG KONG) LIMITED

Date: March 17, 2006	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

4

Exhibit 1.1

CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 941)

2005 ANNOUNCEMENT OF FINAL RESULTS

• Turnover reached RMB243.0 billion, up by 26.3%	• Profit attributable to shareholders of RMB53.5 billion, up by 28.3%

• EBITDA of RMB133.3 billion, up by 24.8%	• Total subscribers exceeded 246.6 million, up by 20.7%

• Proposed final dividend of HK$0.57 per share, including interim dividend of HK$0.45 per share paid, total dividend for 2005 amounting to HK$1.02 per share, representing a payout ratio of 39%

CHAIRMAN’S STATEMENT

Dear Shareholders,

In 2005, the Group pursued the market-oriented guiding principle, responded to competition rationally, and implemented its “service and offering leadership” business strategy. The Group strived to enhance its competitive advantages in terms of its scale of operation, maintained a rapid and healthy growth momentum, consolidated its leading position in Mainland China’s mobile telecommunications market and achieved commendable results. In addition, the Company made a general offer in cash to acquire all the issued shares of the Hong Kong-based China Resources Peoples Telephone Company Limited (“Peoples”).

Financial Results

With the benefit of a healthy and stable competition environment and solid business growth, the Group achieved commendable financial results in 2005, during which the Group’s operating revenue achieved notable growth and reached RMB243,041 million, representing an increase of 26.3 per cent. from previous year. EBITDA reached RMB133,338 million, representing an increase of 24.8 per cent. from previous year. Profit attributable to shareholders reached RMB53,549 million, representing an increase of 28.3 per cent. from previous year. EBITDA margin and margin of profit attributable to shareholders maintained at high level, reaching 54.9 per cent. and 22.0 per cent., respectively. Basic earnings per share reached RMB2.71, representing an increase of 27.8 per cent. from previous year. The Group maintained its sound capital structure and robust free cash flow, thereby providing a stable foundation for its future development in a sustainable, healthy and steady manner.

For ease of comparison, on the assumption that the Group’s current structure of holding thirty-one operating subsidiaries had been in place since 1 January 2004, the Group’s operating revenue, EBITDA and profit attributable to shareholders achieved in 2005 enjoyed an increase of 19.1 per cent., 18.4 per cent. and 24.7 per cent., respectively over the previous year’s combined operating revenue, EBITDA and profit attributable to shareholders in respect of the thirty-one provinces, autonomous regions and municipalities. It is pleasing to note that the Group’s revenue attributable to its new businesses continued to grow rapidly, and it amounted to RMB50,187 million. Such revenue accounted for 20.6 per cent. of the Group’s operating revenue which, comparing with that of 15.5 per cent. of the previous year on a combined basis, represented an increase of 5.1 percentage points, and the contribution of new businesses to the total revenue is increasingly notable.

Business Review

In 2005, the overall competition in China’s mobile telecommunications market took on a rational trend, and the Group was committed to implementing its business strategy of “service and offering leadership”, promoted the development of the three major brands of “GoTone”, “M-Zone” and

“Shenzhouxing”, continuously developed new businesses, improved its services and maintained the Company’s sustainable and healthy development. During 2005, the impetus from the growth in subscriber base, new businesses and voice usage volume was notable. The Group’s subscriber base continued to grow. In particular, the subscriber base growth in Mainland China’s central and western regions accelerated remarkably. Voice usage volume grew steadily. Competitive advantages in terms of brand, sales channel and service became increasingly notable. The overall development capability of new businesses was enhanced and the proportion of the Group’s total operating revenue derived from new businesses exceeded 20 per cent. The business volume of “Short Message Service” or “SMS” continued to increase and non-SMS data businesses such as “Color Ring” and WAP maintained a rapid growth. The Group achieved remarkable results with respect to corporate customers, and the promotion of information applications in key industry sectors achieved considerable progress. The Group’s leading market position was further consolidated.

In 2005, the Group’s overall network capability has further strengthened, and its competitive advantages in terms of network quality were consolidated. The Group’s advanced and flexible support system effectively enhanced its operation and management, further strengthened the Group’s leading position and competitiveness and provided a strong basis for its future development.

The coverage of the Group’s global roaming services was further extended. As at the end of December 2005, the Group’s GSM global roaming services covered 203 countries and regions and GPRS roaming services covered 98 countries and regions.

During the past year, as the only mobile telecommunications services partner for the 2008 Beijing Olympics, the Group actively participated in a series of promotional activities sponsored by the Beijing Olympic Games Preparatory Committee. Through leveraging the Olympic logos, the Group strengthened its brand promotion and enhanced its brand image. The Group also did the real time transmission for the release of the Olympic slogan, the Olympic song and the Olympic mascots via SMS, Color Ring and MMS, spreading the Olympic spirit and Olympic ideology. Whilst enabling the Group’s subscribers to fully experience the promptness and convenience of media releases through mobile phones, the Group also demonstrated its ability in serving the Olympics.

Acquisition and Consolidation

In November 2005, after careful consideration and evaluation, the Company made a general offer to acquire Peoples at a reasonable price. As at 12 January 2006, the Company acquired 99.68 per cent. of Peoples’ shares and the requirements for privatizing Peoples were met. Trading in Peoples’ shares was suspended with effect from 13 January 2006. The Company will complete the acquisition in accordance with the requirements under the Hong Kong Code on Takeovers and Mergers.

After the completion of the acquisition, by combining the Group’s and Peoples’ experiences, the Company will improve Peoples’ business and services, and cost reduction will be achieved by integrating network equipment and support systems and implementing centralized procurement and unified management. The Company will endeavor to enhance Peoples’ competitiveness and increase its profitability and to provide high quality mobile telecommunications services to subscribers in Hong Kong and Mainland China, with a view to generating greater returns for shareholders.

Management of the Group

In 2005, the Company strengthened its integrated management over its subsidiaries through further implementation of management reform. The Company implemented comprehensive refined management methods in the aspects of, among others, resource allocation, costs control, human resources and network management. The Company strengthened and refined its performance appraisal systems and further enhanced its management efficiency and the overall execution capabilities. At the same time, the Company further refined its supervisory mechanism, which facilitated its risk control. The Company attached great importance to Section 404 of the Sarbanes-Oxley Act of 2002. In this regard, the Company formulated a special project plan, established a special project management committee, engaged professional advisers and systematically evaluated and inspected the internal control systems relating to financial reporting of the Company and all its subsidiaries. The Company will remedy its deficiencies identified, refine its systems, and comprehensively promote standardized internal control. To date, the project is progressing smoothly, in an orderly manner and on schedule. The project will enhance the Company’s internal control and risk management and provides a solid foundation for improving the Company’s overall management.

The Company’s outstanding performance has won popular recognition and acclaim. In 2005, the Company was once again selected by Financial Times as one of the “FT Global 500”, ranking number 64 therein as compared to number 67 last year. The Company was selected and ranked 128 in “The World’s 2000 Biggest Public Companies” by Forbes magazine. Based on the Group’s solid financial strength, tremendous business development potential and sound financial management, in July 2005, whilst upgrading China’s sovereignty rating, Standard & Poor’s revised the Company’s credit rating upward to A-/Positive Outlook, and in September 2005, Moody’s also revised the Company’s credit rating upward to A2/Outlook Stable, equivalent to China’s sovereignty rating.

Corporate Culture

China Mobile has grown by improving and bettering itself, and during such process it has nurtured and established its corporate culture. In 2005, an important juncture between its past and future, the Company summarized its corporate culture, and summarized its core value proposition as “responsibility makes perfection”, implying that the spirit of China Mobile is to fulfil responsibilities and strive for pre-eminence. Looking ahead, the Company will pursue ever greater perfection in line with such guidelines to achieve evolution from excellence to pre-eminence.

Corporate Social Responsibility

The Group has always put emphasis on its responsibility to the community and its participation in social services. During 2005, the Group assisted its parent company in the implementation of the “Village-Connected Project”, extending networks to rural areas with no telecommunications services, thereby benefiting the people’s livelihood whilst at the same time extending the Group’s network coverage. In addition, the Group launched an environmental protection programme entitled “Green Boxes”. The Group also ensured the reliable provision of telecommunications services at times of major public events, emergencies and disasters, thereby winning acclaim from all sectors of society. The Group further enhanced its image in terms of public welfare and was selected as “Best Corporate Citizen” by a number of bodies.

Dividends

The Company holds in the highest regard the interests of its shareholders and the returns achieved for its shareholders, especially minority shareholders. Having taken into account such factors as the on-going health status of the Company’s fundamental structure, strong cash flow position and requirements to ensure the sustainable future growth of the Company’s business, the Board recommends payment of a final dividend of HK$0.57 per share for the financial year ended 31 December 2005. This, together with the interim dividend of HK$0.45 per share already paid during 2005, amounts to an aggregate dividend payment of HK$1.02 per share for the full financial year, representing an increase of 54.5 per cent. over the annual dividend of HK$0.66 per share for the full year of 2004. Dividend payout ratio for the year 2005 is 39 per cent. At the same time, the dividend payout ratio of the Company for the full year of 2006 is planned to be 42 per cent. The Board is of the view that the Company’s strong free cash flow is capable of supporting the investments required to maintain the stable growth of the Company, while also providing a favorable cash return to shareholders. The Company will endeavor to achieve a longer term sustainable, steadily increasing dividend, with a view to generating the best possible return for shareholders.

Looking to the Future

From a macro economic perspective, current trends indicate that the Chinese economy will continue to maintain relatively strong growth in the future. The continued increase in consumer spending, the development of industry informalization and the demand for telecommunications services as a result of rural development provide the telecommunications industry with tremendous opportunities for development. In comparison with developed countries, the telecommunications penetration rate in Mainland China remains relatively low and as a result, great potential for development still exists in the mobile telecommunications market. With the development and maturing of the market, competition will become more rational. As Third Generation Mobile Communication Technology (3G) and

products become more mature, the conditions for 3G development in China will also gradually mature. The issuance of 3G licences in Mainland China may result in changes in the industry’s environment. Looking to the future, the Company faces great opportunities and challenges at the same time.

The Group will leverage its existing advantages in and promote the development of economies of scale, encourage innovation, enhance management and service standards, and direct the industry towards rational competition, with a view to maintaining the momentum of the Group’s continued healthy development and extending its leading position. The Group will actively monitor policies relating to 3G technologies, utilize its competitive advantages in terms of networks and scale, and make networks, service and product offerings preparation, in order to lay a solid foundation for the launch of commercial application services of 3G at the appropriate time.

Looking to the future, the Group will work towards building a pre-eminent operating system, creating a pre-eminent organization and cultivating a pre-eminent staff force, and strive to become a creator of pre-eminent quality. Focusing on its defined strategy of being “a World-class Enterprise and a Mobile Information Expert”, the Group will continue to maintain its existing competitive advantages, provide quality services and products, innovate in its growth model, and pioneer multi-media mobile services. The Group will also foster an eminent corporate culture and maintain growth in value, with a view to “building a lasting good business”, and bringing better returns for its investors.

Finally, I would like to take this opportunity to express my heart-felt thanks to all shareholders and friends who have cared for and supported the Company, as well as to the Company’s employees who have worked hard during the past year.

Wang Jianzhou

Chairman and Chief Executive Officer

Hong Kong, 16 March 2006

GROUP RESULTS

China Mobile (Hong Kong) Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2005.

CONSOLIDATED INCOME STATEMENT

			Year ended 31 December
			2005 RMB million	2004 RMB million
	Note
				(restated)
Operating revenue (Turnover)	4
Usage fees			156,710	128,534
Monthly fees			25,055	24,760
Other operating revenue	5		61,276	39,087

			243,041	192,381

Operating expenses
Leased lines			3,224	3,861
Interconnection			15,309	12,072
Depreciation			56,368	44,186
Personnel			14,200	9,972
Other operating expenses	6		80,254	62,811

			169,355	132,902

Profit from operations			73,686	59,479

Amortization of goodwill			—	(1,930)
Other net income			3,284	3,167
Non-operating net income			1,025	900
Interest income			1,615	1,014
Finance costs			(1,346)	(1,679)

Profit before taxation			78,264	60,951
Taxation	7		(24,675)	(19,180)

Profit for the year			53,589	41,771

Attributable to:
Equity shareholders of the Company			53,549	41,749
Minority interests			40	22

Profit for the year			53,589	41,771

Dividends payable to equity shareholders of the Company attributable to the year:
Interim dividend declared and paid during the year	8		9,259	4,175
Final dividend proposed after the balance sheet date	8		11,767	9,614

			21,026	13,789

Earnings per share — Basic	9	(a)	RMB2.71	RMB2.12

Earnings per share — Diluted	9	(b)	RMB2.70	RMB2.12

Dividend per share — Interim	8		HK$0.45	HK$0.20

Dividend per share — Final	8		HK$0.57	HK$0.46

CONSOLIDATED BALANCE SHEET

		As at 31 December
		2005 RMB million	2004 RMB million
	Note
			(restated)
Non-current assets
Property, plant and equipment		216,505	212,459
Construction in progress		34,201	30,510
Land lease prepayments		7,243	6,333
Goodwill		35,300	35,300
Interest in associates		—	—
Other financial assets		77	77
Deferred tax assets		6,625	4,068
Deferred expenses		—	96

		299,951	288,843
Current assets
Inventories		2,365	2,499
Accounts receivable	10	6,603	6,553
Other receivables		1,911	1,879
Prepayments and other current assets		3,583	2,974
Amount due from ultimate holding company		63	356
Tax recoverable		165	235
Deposits with banks		41,925	20,264
Cash and cash equivalents		64,461	45,149

		121,076	79,909

Current liabilities
Accounts payable	11	41,931	35,036
Bills payable		1,359	1,676
Deferred revenue		16,975	12,936
Accrued expenses and other payables		40,007	32,549
Amount due to ultimate holding company		269	459
Amount due to immediate holding company		96	98
Interest-bearing borrowings		—	8,180
Obligations under finance leases		68	68
Current taxation		9,249	6,664

		109,954	97,666

Net current assets/(liabilities)		11,122	(17,757)

Total assets less current liabilities		311,073	271,086

Non-current liabilities
Interest-bearing borrowings		(36,545)	(36,633)
Deferred revenue, excluding current portion		(1,324)	(944)
Deferred tax liabilities		(97)	(105)

		(37,966)	(37,682)

NET ASSETS		273,107	233,404

CAPITAL AND RESERVES
Share capital		2,116	2,102
Reserves		270,708	231,059

Total equity attributable to equity shareholders of the Company		272,824	233,161
Minority interests		283	243

TOTAL EQUITY		273,107	233,404

Notes:

1.	Basis of preparation

The Group’s audited consolidated results for the year ended 31 December 2005 include the results of the Company, the mobile telecommunications subsidiaries in each of the thirty-one provinces, autonomous regions and municipalities in Mainland China and other major subsidiaries including China Mobile Communication Company Limited, China Mobile Holding Company Limited, China Mobile (Shenzhen) Limited, Aspire Holdings Limited and its subsidiaries, Beijing P&T Consulting & Design Institute Company Limited for the full year ended 31 December 2005; Advanced Roaming & Clearing House Limited for the period from 4 April 2005 (date of incorporation) to 31 December 2005 and Fit Best Limited for the period from 15 September 2005 (date of incorporation) to 31 December 2005.

The Group’s audited consolidated results for the year ended 31 December 2004 include the results of the Company, the mobile telecommunications subsidiaries in each of the twenty-one provinces, autonomous regions and municipalities in Mainland China and other major subsidiaries including China Mobile Holding Company Limited, China Mobile (Shenzhen) Limited and Aspire Holdings Limited and its subsidiaries for the full year ended 31 December 2004, and the post-acquisition results of the mobile telecommunications companies in Inner Mongolia and nine other provinces/autonomous regions and other telecommunications assets for the period from 1 July 2004 to 31 December 2004.

2	Changes in accounting policies

The Hong Kong Institute of Certified Public Accountants (“HKICPA”) has issued a number of new and revised Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations that are effective for accounting periods beginning on or after 1 January 2005.

The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in the Group’s audited consolidated results.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

(a)	Restatement of prior periods and opening balances

The following tables disclose the adjustments that have been made in accordance with the transitional provisions of the respective HKFRSs to each of the line items in the Group’s audited consolidated results as previously reported for the year ended 31 December 2004.

Consolidated income statement for the year ended 31 December 2004

	2004 (as previously reported)	Effect of new policy (increase/(decrease) in profit for the year)
		HKFRS 2 (note 2(f))	HKAS 1 (note 2(d))	HKAS 17 (note 2(e))	Sub-total	2004 (as restated)
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Operating revenue (Turnover)	192,381	—	—	—	—	192,381

Operating expenses
Leased lines	(3,861)	—	—	—	—	(3,861)
Interconnection	(12,072)	—	—	—	—	(12,072)
Depreciation	(44,320)	—	—	134	134	(44,186)
Personnel	(9,717)	(255)	—	—	(255)	(9,972)
Other operating expenses	(62,677)	—	—	(134)	(134)	(62,811)

	(132,647)	(255)	—	—	(255)	(132,902)

Profit from operations	59,734	(255)	—	—	(255)	59,479
Other income and expenses	1,472	—	—	—	—	1,472

Profit before taxation	61,206	(255)	—	—	(255)	60,951
Taxation	(19,180)	—	—	—	—	(19,180)
Minority interests	(22)	—	22	—	22	—

Profit for the year	42,004	(255)	22	—	(233)	41,771

Attributable to:
Equity shareholders of the Company	42,004	(255)	—	—	(255)	41,749
Minority interests	—	—	22	—	22	22

Profit for the year	42,004	(255)	22	—	(233)	41,771

Earnings per share
Basic	RMB2.14	RMB(0.02)	—	—	RMB(0.02)	RMB2.12

Diluted	RMB2.13	RMB(0.01)	—	—	RMB(0.01)	RMB2.12

Consolidated balance sheet at 31 December 2004

	2004 (as previously reported)	Effect of new policy (increase/(decrease) in net assets)
		HKFRS 2 (note 2(f))	HKAS 1 (note 2(d))	HKAS 17 (note 2(e))	Sub-total	2004 (as restated)
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Non-current assets
Property, plant and equipment	218,063	—	—	(5,604)	(5,604)	212,459
Construction in progress	31,239	—	—	(729)	(729)	30,510
Land lease prepayments	—	—	—	6,333	6,333	6,333
Other non-current assets	39,541	—	—	—	—	39,541

	288,843	—	—	—	—	288,843
Net current liabilities	(17,757)	—	—	—	—	(17,757)

Total assets less current liabilities	271,086	—	—	—	—	271,086
Non-current liabilities	(37,682)	—	—	—	—	(37,682)
Minority interests	(243)	—	243	—	243	—

NET ASSETS	233,161	—	243	—	243	233,404

CAPITAL AND RESERVES
Attributable to equity shareholders of the Company
Share capital	2,102	—	—	—	—	2,102
Capital reserve	(295,665)	255	—	—	255	(295,410)
Other reserves	417,628	—	—	—	—	417,628
Retained profits	109,096	(255)	—	—	(255)	108,841

	233,161	—	—	—	—	233,161
Attributable to minority interests	—	—	243	—	243	243

	233,161	—	243	—	243	233,404

(b)	Estimated effect of changes in accounting policies on the current period

The following tables provide estimates of the extent to which each of the line items in the Group’s audited consolidated results for the year ended 31 December 2005 is higher or lower than it would have been had the previous policies still been applied in the year, where it is practicable to make such estimates.

Estimated effect on the consolidated income statement for the year ended 31 December 2005:

	Effect of new policy (increase/(decrease) in profit for the year)
	HKFRS 2 (note 2(f))	HKFRS 3 (note 2(c))	HKAS 17 (note 2(e))	HKAS 39 (note 2(g))	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Operating revenue (Turnover)	—	—	—	—	—

Operating expenses
Leased lines	—	—	—	—	—
Interconnection	—	—	—	—	—
Depreciation	—	—	169	—	169
Personnel	(1,553)	—	—	—	(1,553)
Other operating expenses	—	—	(169)	—	(169)

	(1,553)	—	—	—	(1,553)

Profit from operations	(1,553)	—	—	—	(1,553)
Amortization of goodwill	—	2,001	—	—	2,001
Non-operating net income	—	—	—	32	32
Finance costs	—	—	—	(41)	(41)
Other income and expenses	—	—	—	—	—

Profit before taxation	(1,553)	2,001	—	(9)	439
Taxation	—	—	—	—	—

Profit for the year	(1,553)	2,001	—	(9)	439

Attributable to:
Equity shareholders of the Company	(1,553)	2,001	—	(9)	439
Minority interests	—	—	—	—	—

Profit for the year	(1,553)	2,001	—	(9)	439

Earnings per share
Basic	RMB(0.08)	RMB0.10	—	—	RMB0.02

Diluted	RMB(0.08)	RMB0.10	—	—	RMB0.02

Estimated effect on the consolidated balance sheet at 31 December 2005:

	Effect of new policy (increase/(decrease) in net assets)
	HKFRS 2 (note 2(f))	HKFRS 3 (note 2(c))	HKAS 17 (note 2(e))	HKAS 39 (note 2(g))	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Non-current assets
Property, plant and equipment	—	—	(5,922)	—	(5,922)
Construction in progress	—	—	(1,321)	—	(1,321)
Land lease prepayments	—	—	7,243	—	7,243
Goodwill	—	2,001	—	—	2,001
Deferred expenses	—	—	—	(64)	(64)
Other non-current assets	—	—	—	—	—

	—	2,001	—	(64)	1,937
Net current assets	—	—	—	—	—

Total assets less current liabilities	—	2,001	—	(64)	1,937

Non-current liabilities
Interest-bearing borrowings	—	—	—	88	88
Other non-current liabilities	—	—	—	—	—

	—	—	—	88	88

NET ASSETS	—	2,001	—	24	2,025

CAPITAL AND RESERVES
Effect attributable to equity shareholders of the Company
Share capital	—	—	—	—	—
Share premium	553	—	—	—	553
Capital reserve	1,255	—	—	—	1,255
Other reserves	—	—	—	—	—
Retained profits	(1,808)	2,001	—	24	217

	—	2,001	—	24	2,025
Effect attributable to minority interests	—	—	—	—	—

	—	2,001	—	24	2,025

(c)	Amortization of positive and negative goodwill (HKFRS 3 “Business combinations” and HKAS 36 “Impairment of assets”)

In prior years:

—	positive goodwill arising from acquisitions before 1 January 2001 was eliminated against reserves and was reduced by impairment losses recognized in the consolidated income statement;

—	positive goodwill arising from acquisitions on or after 1 January 2001 was amortized to the consolidated income statement on a straight-line basis over 20 years. Positive goodwill was stated in the consolidated balance sheet at cost less accumulated amortization and any impairment losses;

—	negative goodwill arising from acquisitions before 1 January 2001 was credited to a capital reserve; and

—	negative goodwill which arose from acquisitions on or after 1 January 2001 was amortized over the weighted average life of the depreciable/amortizable non-monetary assets acquired, except to the extent is related to identified expected future losses as at the date of acquisition. In such cases it was recognized in the consolidated income statement as those expected losses were incurred.

With effect from 1 January 2005, in order to comply with HKFRS 3 and HKAS 36, the Group adopted a new accounting policy for goodwill. The Group no longer amortizes positive goodwill. Such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognized when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

With effect from 1 January 2005 and in accordance with HKFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognized immediately in the consolidated income statement as it arises.

The new policy in respect of positive goodwill has been applied prospectively in accordance with the transitional arrangements under HKFRS 3. As a result, comparative amounts have not been restated, the cumulative amount of amortization as at 1 January 2005 has been offset against the cost of the goodwill and no amortization charge for goodwill has been recognized in the consolidated income statement for the year ended 31 December 2005.

The change in policy relating to negative goodwill had no effect on the Group’s audited consolidated results as there was no negative goodwill deferred as at 31 December 2004.

Also in accordance with the transitional arrangements under HKFRS 3, goodwill which had previously been taken into reserve (i.e. goodwill which arose before 1 January 2001) will not be recognized in the consolidated income statement on disposal or impairment of the acquired business, or under any other circumstances.

(d)	Minority interests (HKAS 1 “Presentation of financial statements” and HKAS 27 “Consolidated and separate financial statements”)

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the consolidated income statement as a deduction before arriving at the profit attributable to equity shareholders.

With effect from 1 January 2005, in order to comply with HKAS 1 and HKAS 27, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to equity shareholders of the Company, and minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

The presentation of minority interests in the consolidated balance sheet and consolidated income statement for the comparative period has been restated accordingly.

(e)	Land use rights and buildings held for own use (HKAS 17 “Leases”)

In prior years, land use rights and buildings held for own use were stated at cost less accumulated depreciation and impairment losses. Depreciation was calculated to write-off the cost of such assets on a straight-line basis over their estimated useful lives, to residual value.

With effect from 1 January 2005, in order to comply with HKAS 17, land use rights held for own use are accounted for as being held under an operating lease where the fair value of the interest in any buildings situated on the leasehold land could be separately identified from the fair value of the land use rights at the time the lease was first entered into the Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later.

Any pre-paid land premiums for acquiring the land use rights, or other lease payments, are stated at cost and are written off on a straight-line basis over the respective periods of the rights.

Any buildings held for own use which are situated on such land leases continue to be presented as part of property, plant and equipment.

The new accounting policy has been adopted retrospectively. There is no impact on the Group’s net assets as at the year end and on the Group’s profit attributable to equity shareholders for the periods presented. An additional line item “Land lease prepayments”, which was previously included in “Property, plant and equipment” and “Construction in progress” has been included on the face of the consolidated balance sheet. Comparative figures for “Property, plant and equipment” and “Construction in progress” have been reclassified to conform with the current year’s presentation. Amortization charges relating to land lease prepayments have been included in “Other operating expenses” and “Depreciation” and “Other operating expenses” in the consolidated income statement for the year ended 31 December 2004 have also been restated.

(f)	Employee share option scheme (HKFRS 2 “Share-based payment”)

In prior years, no employee benefit cost or obligation was recognized when employees (which term includes directors) were granted share options by the Group over shares in the Company. When the share options were exercised, equity was increased by the amount of the proceeds received.

With effect from 1 January 2005, in order to comply with HKFRS 2, the Group recognizes the fair value of such share options as an expense in the consolidated income statement, or as an asset, if the cost qualifies for recognition as an asset under the Group’s accounting policies. A corresponding increase is recognized in a capital reserve within equity.

Where the employees are required to meet vesting conditions before they become entitled to the options, the Group recognizes the fair value of the options granted over the vesting period. Otherwise, the Group recognizes the fair value in the period in which the options are granted.

If an employee chooses to exercise the options, the capital reserve is transferred to share capital and share premium, together with the exercise price. If the options lapse unexercised the capital reserve is transferred directly to retained earnings.

The new accounting policy has been applied retrospectively with comparatives restated in accordance with HKFRS 2, except that the Group has adopted the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to the following grants of options:

—	all share options granted to employees on or before 7 November 2002; and

—	all share options granted to employees after 7 November 2002 but which had vested before 1 January 2005.

(g)	Financial instruments (HKAS 32 “Financial instruments: Disclosure and presentation” and HKAS 39 “Financial instruments: Recognition and measurement”)

In prior years, convertible notes and bonds were stated in the balance sheet at face value, less unamortized discount arising upon issuance. The discount was amortized on a straight-line basis over the period from the date of issue to the date of maturity.

With effect from 1 January 2005, and in accordance with HKAS 39, the following new accounting policies are adopted:

(i)	Convertible notes issued are split into their liability and equity components at initial recognition by recognizing the liability component at its fair value and attributing to the equity component the difference between the proceeds from the issue and the fair value of the liability component. The liability component is subsequently carried at amortized cost. The equity component is recognized in the capital reserve until the note is either converted (in which case is transferred to share premium) or the note is redeemed (in which case it is released directly to retained profits).

(ii)	Bonds issued are classified as liability at initial recognition at its fair value and is carried at amortized cost.

The new accounting policies have been adopted by way of opening balance adjustment to retained earnings as at 1 January 2005. Comparative amounts have not been restated as this is prohibited by the transitional arrangements in HKAS 39.

3.	Segment reporting

No analysis of the Group’s turnover and contribution to profit from operations by geographical segment or business segment has been presented as all the Group’s operating activities are carried out in the People’s Republic of China (“PRC”) and less than 10 per cent. of the Group’s turnover and contribution to profit from operations were derived from activities outside the Group’s mobile telecommunications and related services activities. There is no other geographical or business segment with segment assets equal to or greater than 10 per cent. of the Group’s total assets.

4.	Turnover

Turnover represents usage fees, monthly fees and other operating revenue derived from the Group’s mobile telecommunications networks, net of PRC business tax. Business tax is charged at approximately 3 per cent. of the corresponding revenue.

5.	Other operating revenue

Other operating revenue mainly represents charges for wireless data and value added services and interconnection revenue.

6.	Other operating expenses

Other operating expenses primarily comprise selling and promotion expenses, impairment loss for doubtful accounts, operating lease charges, maintenance charges, debt collection fees, spectrum charges, write-off of property, plant and equipment and other miscellaneous expenses.

7.	Taxation

Taxation in the consolidated income statement represents:

	2005	2004
	RMB million	RMB million
Current tax
Provision for PRC enterprise income tax on the estimated taxable profits for the year	27,487	20,145
Over-provision in respect of PRC enterprise income tax for prior year	(247)	(357)

	27,240	19,788

Deferred tax
Origination and reversal of temporary differences	(2,565)	(608)

	24,675	19,180

(i)	No provision has been made for Hong Kong profits tax as there were no estimated Hong Kong assessable profits for the years ended 31 December 2005 and 2004.

(ii)	The provision for the PRC enterprise income tax is based on a statutory rate of 33 per cent. of the assessable profit of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC during the year, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, which enjoy a preferential rate of 30 per cent. and 15 per cent. respectively.

8.	Dividends

Dividends attributable to the year:

	2005	2004
	RMB million	RMB million
Interim dividend declared and paid of HK$0.45 (equivalent to approximately RMB0.47) (2004: HK$0.20 (equivalent to approximately RMB0.21)) per share	9,259	4,175
Final dividend proposed after the balance sheet date of HK$0.57 (equivalent to approximately RMB0.59) (2004: HK$0.46 (equivalent to approximately RMB0.49)) per share	11,767	9,614

	21,026	13,789

The proposed final dividend which is declared in Hong Kong dollars is translated into RMB at the rate of HK$1 = RMB1.0403, being the rate announced by the State Administration of Foreign Exchange in the PRC on 31 December 2005. As the final dividend is declared after the balance sheet date, such dividend is not recognized as a liability as at 31 December 2005.

9.	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB53,549,000,000 (2004: RMB41,749,000,000 (restated)) and the weighted average number of 19,738,229,495 shares (2004: 19,673,185,236 shares) in issue during the year, calculated as follows:

(i)	Weighted average number of shares

	2005	2004
	Number of shares	Number of shares
Issued shares at 1 January	19,700,639,399	19,671,653,899
Effect of share options exercised	37,590,096	1,531,337

Weighted average number of shares at 31 December	19,738,229,495	19,673,185,236

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the adjusted profit attributable to equity shareholders of the Company of RMB53,684,000,000 (2004: RMB41,878,000,000 (restated)) and the weighted average number of 19,892,163,022 shares (2004: 19,774,092,867 shares), calculated as follows:

(i)	Profit attributable to equity shareholders of the Company (diluted)

	2005	2004
	RMB million	RMB million (restated)
Profit attributable to equity shareholders	53,549	41,749
After tax effect of effective interest on liability component of convertible notes	135	129

Profit attributable to equity shareholders (diluted)	53,684	41,878

(ii)	Weighted average number of shares (diluted)

	2005	2004
	Number of shares	Number of shares
Weighted average number of shares at 31 December	19,738,229,495	19,673,185,236
Effect of deemed issue of shares under the Company’s share option scheme for nil consideration	77,510,206	9,749,094
Effect of conversion of convertible notes	76,423,321	91,158,537

Weighted average number of shares (diluted) at 31 December	19,892,163,022	19,774,092,867

10.	Accounts receivable

Accounts receivable, net of impairment loss for doubtful accounts, are all outstanding for less than three months with the following ageing analysis:

	2005	2004
	RMB million	RMB million
Within 30 days	5,269	5,339
31–60 days	697	666
61–90 days	637	548

	6,603	6,553

Balances are due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

11.	Accounts payable

The ageing analysis of accounts payable as at 31 December is as follows:

	2005	2004
	RMB million	RMB million
Amounts payables in the next:
1 month or on demand	27,493	22,815
2–3 months	4,599	3,119
4–6 months	3,675	2,773
7–9 months	1,448	2,465
10–12 months	4,716	3,864

	41,931	35,036

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters including the review of the audited financial statements for the year ended 31 December 2005.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CODE ON CORPORATE GOVERNANCE PRACTICES

Throughout the year ended 31 December 2005, other than the roles of the Chairman and the Chief Executive Officer being performed by Mr. Wang Jianzhou, the Company has complied with all the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Mr. Wang Jianzhou joined the Board of Directors of the Company in November 2004 and has been the Chairman and the Chief Executive Officer of the Company since his appointment to the Board. Mr. Wang is in charge of the overall management of the Company.

The Company considers that the combination of the roles of the Chairman and the Chief Executive Officer can promote the efficient formulation and implementation of the Company’s strategies which will enable the Group to grasp business opportunities efficiently and promptly. The Company considers that through the supervision of its Board and its Independent Non-executive Directors, a balancing mechanism exists so that the interests of the shareholders are adequately and fairly represented.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

The Company and its subsidiaries did not purchase, sell or redeem any of the listed securities of the Company during the year.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 16 May 2006 to 18 May 2006 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4 p.m. on 15 May 2006.

PUBLICATION OF ANNUAL REPORT ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

The 2005 annual report will be published on the website of the Stock Exchange in due course.

The consolidated financial information set out above does not constitute the Company’s statutory financial statements for the years ended 31 December 2004 or 2005 but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2005, which contain an unqualified auditors report, will be delivered to the Registrar of Companies, and despatched to shareholders as well as made available on the Company’s website at http://www.chinamobilehk.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Sir Julian Michael Horn-Smith as a non-executive director.

Exhibit 1.2

CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 941)

Announcement

The Board of Directors (the “Board”) of China Mobile (Hong Kong) Limited (the “Company”) announces that Madam Li Mofang has resigned from her position as an Executive Director, Vice President and Chief Engineer of the Company with effect from 16 March 2006. The resignation of Madam Li Mofang is due to her retirement. Madam Li Mofang has confirmed that there is no disagreement with the Board and that there is no matter relating to her resignation that needs to be brought to the attention of the shareholders of the Company. The Board takes this opportunity to acknowledge the contributions of Madam Li Mofang to the Company with the highest regard and deepest gratitude.

The Board is pleased to announce that, after review and approval by the Board and the Nomination Committee of the Company, Mr. Sha Yuejia and Mr. Liu Aili have been appointed as Executive Directors and Vice Presidents of the Company with effect from 16 March 2006.

Mr. Sha Yuejia, age 48, is currently a Vice President of China Mobile Communications Corporation. Mr. Sha has previously served as Director of the Fourth Division of the Engineering and Construction Division of the Telecommunications Administration of Beijing, President of the Beijing Telecom Planning and Designing Institute, Deputy Director General of the Telecommunications Administration of Beijing, Vice President of Beijing Mobile Communications Company, Director and Vice President of Beijing Mobile Communication Company Limited, and Chairman and President of Beijing Mobile Communication Company Limited. Mr. Sha graduated from the Department of Radio Engineering of the Beijing Institute of Posts and Telecommunications in August 1982, and received a Master’s Degree in Communications and Electronic Systems from the Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications in June 1988 and a Doctoral Degree in Business Administration from the Hong Kong Polytechnic University in November 2005. Mr. Sha has over 23 years of management experience in the telecommunications industry. Mr. Sha has not held any directorship in any other listed public companies in the past three years.

Mr. Liu Aili, age 42, is currently a Vice President of China Mobile Communications Corporation. Mr. Liu has previously served as Deputy Director General of the Shandong Mobile Communications Administration, Director General of the Shandong Mobile Communications Administration and President of Shandong Mobile Communications Corporation, Vice President of Shandong Mobile Communications Company, Director of the Network Department of China Mobile Communications Corporation, Chairman and President of Shandong Mobile Communication Company Limited, Chairman and President of Zhejiang Mobile Communication Company Limited. Mr. Liu graduated from the Department of Local Telephone Communications of the College of Posts and Telecommunications of Heilongjiang Province in August 1982 and a Doctoral Degree in Business Administration from the Hong Kong Polytechnic University in November 2004. Mr. Liu has over 23 years of management experience in the telecommunications industry. Mr. Liu has not held any directorship in any other listed public companies in the last three years.

Each of Mr. Sha Yuejia and Mr. Liu Aili has not entered into any service contract with the Company which provides for a specified length of service. Mr. Sha and Mr. Liu will be subject to retirement by rotation and re-election at annual general meetings of the Company every three years. Each of Mr. Sha and Mr. Liu will receive a monthly salary of HK$90,000, plus a discretionary bonus and a discretionary award of share options as may be determined by the Board with reference to his performance, together with an annual director’s fee of HK$180,000 as proposed by the Board and approved by the shareholders of the Company. Director’s fees are payable on a time pro-rata basis for any non-full year’s service. Their remuneration has been determined with reference to their duties, responsibilities and experience, and to prevailing market conditions.

The Company firmly believes that Mr. Sha Yuejia’s and Mr. Liu Aili’s extensive experience and valuable expertise will be of great benefit to the Company. The Company takes this opportunity to welcome them as members of the Board.

Save as disclosed herein, neither Mr. Sha Yuejia nor Mr. Liu Aili has any relationship with any directors, senior management, substantial or controlling shareholders of the Company. As of the date of this announcement, Mr. Sha and Mr. Liu hold share options involving 1,026,250 and 411,000 shares in the Company, respectively. Save for such share options, neither Mr. Sha nor Mr. Liu has any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there are no other matters relating to the appointment of Mr. Sha Yuejia and Mr. Liu Aili that need to be brought to the attention of the shareholders of the Company nor is there any information to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Sir Julian Michael Horn-Smith as a non-executive director.

By Order of the Board China Mobile (Hong Kong) Limited Wong Wai Lan, Grace Company Secretary

Hong Kong, 16 March 2006

Exhibit 1.3

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 941)

PROPOSED CHANGE OF COMPANY NAME

The Board proposes to change the name of the Company from “China Mobile (Hong Kong) Limited ” to “China Mobile Limited ”. The change of name of the Company shall become effective after the approval by the shareholders by way of a special resolution at the annual general meeting of the Company to be convened on Thursday, 18 May 2006 and the issuance of a Certificate of Incorporation on Change of Name by the Registrar of Companies in Hong Kong. The logo and the stock trading name currently employed by the Company will remain unchanged.

A circular containing further details of the proposed change of name of the Company will be despatched to the shareholders together with the 2005 Annual Report of the Company, which contains the notice of the annual general meeting of the Company to be convened on Thursday, 18 May 2006. A further announcement will be made once the change of name becomes effective.

PROPOSED CHANGE OF COMPANY NAME

The board of directors (the “Board”) of China Mobile (Hong Kong) Limited (the “Company”) proposes to change the name of the Company from “China Mobile (Hong Kong) Limited ” to “China Mobile Limited ”. The change of name of the Company shall become effective after the approval by the shareholders by way of a special resolution at the annual general meeting of the Company to be convened on Thursday, 18 May 2006 and the issuance of a Certificate of Incorporation on Change of Name by the Registrar of Companies in Hong Kong. The logo and the stock trading name currently employed by the Company will remain unchanged.

REASONS FOR THE CHANGE OF NAME

In 2004, the Company completed the acquisition of the mobile telecommunications companies in ten provinces (autonomous regions) and other telecommunications assets in Mainland China, thereby becoming the first overseas-listed PRC telecommunications company operating in all thirty-one provinces (autonomous regions and directly-administered municipalities) in Mainland China. The current name of the Company does not fully reflect the fact that the Company’s businesses are principally operated in thirty-one provinces, autonomous regions and municipalities in Mainland China. In addition, the Company has been listed in Hong Kong for years. The market is familiar with the Company and it is not necessary to emphasise the place of incorporation of the Company. The Board believes that the new company name will more appropriately reflect the existing core objectives of the Company and the focus and direction of its future business development.

SHARE CERTIFICATES

The share certificates bearing the Company’s existing name will continue to be evidence of title and valid for trading, settlement and registration purposes. There will not be any arrangements for free exchange of existing share certificates for new share certificates under the new name. After the change of name has become effective, new share certificates of the Company will be issued in the new name of the Company. A further announcement will be made once the change of name becomes effective.

GENERAL

A circular containing further details of the proposed change of name of the Company will be despatched to the shareholders together with the 2005 Annual Report of the Company, which contains the notice of the annual general meeting of the Company to be convened on Thursday, 18 May 2006.

By Order of the Board China Mobile (Hong Kong) Limited Wong Wai Lan, Grace Company Secretary

Hong Kong, 16 March 2006

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Sir Julian Michael Horn-Smith as a non-executive director.